UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 14, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, July 14, 2020

DAL N° 729/20

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re.: Material fact. Section 3, Subparagraph 3), Chapter I, Title XII of Comisión Nacional de Valores Rules (New Text 2013). Resignation of Regular Director and Alternate Directors. Appointment of Chairman. Call for General Shareholders’ Meeting.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that, TGS’ Chairman Mr. Gustavo Mariani, who was appointed Regular Director by the Company’s General Annual Shareholders’ Meeting held on April 21, 2020 (the “Meeting”) and also a member of TGS’ Executive Committee, and Mr. Nicolás Mindlin and Mr. Pablo Fabián Waisberg, who were both appointed Alternate Directors by the Meeting, submitted their resignation from their positions, due to personal reasons.

In this respect, we hereby inform that Mr. Waisberg’s resignation shall be effective as from this date, while Mr. Mariani’s and Mr. Mindlin’s resignations shall be effective as from the date of appointment of their replacements.

In this regard, please be informed that TGS’ Board of Directors, in its meeting held today, approved the above mentioned resignations as well as that of Mr. Batistella (which was notified on June 23, 2020). Furthermore, in said meeting, Mr. Horacio Jorge Tomás Turri took over as Regular Director and Chairman, in replacement of Mr. Gustavo Mariani.

In view of the abovementioned and considering the information included in our Note DAL N° 729 dated July 13, 2020, TGS’ Board of Directors resolved to call for a General Shareholders’ Meeting to be held on August 21, 2020 at 10 am, either face-to-face or remote, in line with the regulations in force at that time, in order to fill in the vacant positions in the Board of Directors and in the Statutory Audit Committee.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: July 14, 2020.